Exhibit 9(iii) under Form N-1A
                                              Exhibit 10 under Item 601/Reg. S-K


                      NOMURA SECURITIES INTERNATIONAL, INC.


Federated Services Company
Federated Investors Tower
Pittsburgh, Pennsylvania  15222-3779

Attention:  John W. McGonigle

      RE:  Battery Park Funds, Inc.

Ladies and Gentlemen:

      As you are aware, Nomura Securities International, Inc. ("NSI") intends to act as the principal underwriter for the above-captioned investment company (the "Company") pursuant to a distribution agreement (the "Distribution Agreement") between the Company and NSI. This letter sets forth our agreement, as to the services which Federated Services Company, the Company's administrator, through its subsidiary ("FSC"), has agreed to provide on behalf of NSI (the "Services").

      1. Scope of Services to be set forth in the Agreement for Funding Accounting, Administrative Services and Transfer Agency Services. FSC has agreed to undertake the following Services which will be set forth in the Agreement for Fund Accounting, Administrative Services and Transfer Agency Services:

(a) Receipt and Delivery of Purchase Orders. FSC shall receive orders and payment for the purchase of shares of the Company (the "Shares") and promptly deliver payment and appropriate documentation therefor to the Company's custodian (the "Custodian"). FSC shall notify the Company and the Custodian on a daily basis of the total amount of the orders and payments so delivered.

(b) Receipt of Redemption Orders. FSC shall receive redemption requests and redemption directions and, if such redemption requests comply with procedures specified by the Company, deliver the appropriate instructions to the Custodian. FSC shall notify the Company on a daily basis of the total amount of the redemption requests processed and monies paid to FSC by the Custodian for redemptions.

(c) Confirmation of Orders. FSC shall prepare, deliver and maintain confirmation forms and statements of account to holders of Shares of the Company (the "Shareholders") for all purchases and redemptions of Shares to the extent required by Rule 10b-10 under the Securities Exchange Act of 1934 (the "1934 Act").

(d) Delivery of Certificates. If a Shareholder requests a certificate, FSC shall countersign and mail by first class mail a certificate to the Shareholder in accordance with instructions specified by the Company.

(e) Returned Checks. In the event that any check or other order for the purchase of Shares is returned unpaid for any reason, FSC shall debit the share account of the Shareholder by the number of Shares that had been credited to its account upon receipt of the check or other order, promptly mail a debit advice to the Shareholder and notify the Company of its action.

(f) Reports. FSC shall furnish to the Company periodically a copy of the Company's transaction register as well as records of all payments to third parties relating to sales charges or other transaction- or sales-related fees, including payments made under the Company's Distribution Plan pursuant to Rule 12b-1 (the "Plan") under the Investment Company Act of 1940 (the "1940 Act").

      2. Additional Services. FSC shall provide the following additional
Services:

(a) Delivery of Deposit Receipts and Share Certificates. FSC shall instruct the Company as to delivery of deposit receipts or Share Certificates upon confirmation of orders for such Shares.

(b) Notification in Connection with Shares Redeemed or Repurchased Within Seven Days. To the extent determined by FSC, FSC will notify NSI and the appropriate selected dealer(s) as to reimbursement of selling compensation required in connection with Shares redeemed or repurchased within seven business days of confirmation of the original purchase.

(c) Adoption of Procedures. FSC shall adopt and follow procedures for the confirmation of sales to investors and selected dealers, the collection of amounts payable by investors and selected dealers on such sales and the cancellation of unsettled transactions, as may be necessary to comply with applicable requirements of the NASD.

(d) Payments Under Distribution Plan. FSC shall be responsible for any payments made to NSI or selected dealers under this Plan.

(e) Information With Respect to Fees Paid Under Distribution Plan. FSC will collect information with respect to fees paid to NSI and selected dealers under the Plan and prepare written reports concerning such payments to be furnished to the Board of Directors of the Company as provided in the Dealer Agreement between NSI and each selected dealer.

(f) Maintenance of Books and Records. FSC shall create and maintain all necessary books and records in accordance with all applicable laws, rules and regulations under the 1934 Act pertaining to Share transactions, including, but not limited to, internal trade blotters, confirmations of trades and records of trading history. Such books and records shall be maintained by FSC for the periods and in the places required by the 1934 Act. The books and records required to be maintained by NSI which are in possession of FSC shall be the property of NSI. The Company, NSI, or their authorized representatives shall have access to such books and records at all times during FSC's normal business hours. Upon the reasonable request of the Company or NSI, copies of any such books and records shall be provided promptly by FSC to the Company, NSI, or their authorized representatives.

      3. Standard of Care. Except to the extent a more stringent standard is required by the Investment Company Act or the rules, regulations or interpretations thereunder, FSC shall not be liable to NSI for any act or omission by NSI except for acts or omissions involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties imposed by this Agreement.

      4. Termination. This Agreement may be terminated by either party hereto upon sixty (60) days' written notice to the other party.

      5. Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of New York as at the time in effect and the applicable provisions of the 1940 Act. To the extent that the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

      If the foregoing is in accordance with your understanding of our Agreement, please sign and return a copy of this letter to NSI.

                                    Very truly yours,

                                    Nomura Securities International, Inc.



                                    By:  /s/ Mark W. McGauley
                                       Mark W. McGauley
                                       Executive Managing Director

Confirmed and accepted as of
the date set forth above

Federated Services Company

By:  /s/ John W. McGonigle
   John W. McGonigle